Exhibit 99.1

Vision Marine Technologies’ 180E Electric Powertrain Approved under California’s CORE Voucher Program, Incentivizes Adoption of Electric Boat Propulsion

E-Motion™ 180E systems now eligible for up to $170,000 in per-unit government vouchers—driving electrification of commercial fleets in California.

Key Highlights

•	Vision Marine’s E-Motion™ 180E propulsion kits approved under California’s Clean Off-Road Equipment (“CORE”) program.

•	Up to $170,000 per vessel in state-funded vouchers available for qualifying fleet operators.

•	Applies to both new electric boat builds and retrofit conversions using Vision Marine’s certified installers.

•	California market includes approximately 4,400 commercially operated vessels across sectors such as ferries, harbor patrol, tour boats, rentals, and service craft.

•	Approval appears to align with broader industry momentum toward electrification, expected to strengthen Vision Marine’s market position.

Montreal, QC / June 18, 2025 / Vision Marine Technologies Inc. (NASDAQ: VMAR) (the “Company”, “we”, “it” “us”, “our”), a developer of high-performance electric marine propulsion systems, announced today that its flagship E-Motion™ 180E powertrain has been approved for inclusion in California’s CORE Voucher Incentive Project.

The voucher approval grants Vision Marine’s propulsion kits eligibility for point-of-sale vouchers of up to $170,000 per unit, substantially reducing the cost of adopting electric propulsion for organizations modernizing their electric fleets.

“This represents a major milestone for Vision Marine, which is expected to significantly enhance our market position and accelerate our ability to drive widespread adoption of electric propulsion technology,” said Alexandre Mongeon, CEO of Vision Marine Technologies.

California: A Strategic Market for Marine Electrification

California operates one of the largest and most dynamic commercially operated marine sectors in North America1. With approximately 4,400 vessels in use across ferry services, water taxis, harbor patrol, tour operations, and rental businesses, the state presents a significant opportunity for electrification1. We believe many of these segments are actively seeking clean alternatives to gas and diesel propulsion due to emissions regulations and increasing demand for quieter, lower-maintenance vessels.

1Source: Marine Technology News

Vision Marine’s E-Motion™ 180E system—now listed under CORE—offers a compliant, high-performance solution for operators upgrading existing boats or commissioning new electric vessels.

Market Impact and Sales Potential

With this approval, Vision Marine can now offer its E-Motion™ 180E propulsion kits to eligible buyers with substantial financial support from the CORE program. Both new electric vessels and repower conversions are supported when completed by certified Vision Marine technicians and installers.

Vision Marine stands to benefit from increased demand across a wide range of commercial use cases. We believe the Company’s commercial readiness, field-tested product, and established presence in California position it well to respond to immediate regional fleet electrification needs.

This milestone also comes as the global marine industry increasingly shifts toward clean propulsion.2 We believe the combination of policy-driven funding and organic market demand will create a powerful tailwind for Vision Marine Technologies.

“California has long been a bellwether for clean technology adoption,” added Mongeon. “Our CORE approval enhances our visibility and competitiveness in this key market, while reinforcing our ability to scale as electrification expands across North America.”

2 https://www.futuremarketinsights.com/reports/electric-boats-market

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR) is a pioneer in electric marine propulsion, dedicated to delivering high-performance, sustainable solutions for the recreational boating industry. Its flagship E-Motion™ 180E system delivers 180 HP of continuous power through a fully integrated, scalable electric powertrain platform. Built for reliability and commercial-grade use, Vision Marine’s solutions serve OEMs, fleet operators, government agencies, and rental services across North America.

For more information, visit: www.visionmarinetechnologies.com

About the CORE Program

The Clean Off-Road Equipment (CORE) Voucher Incentive Project is administered by the California Air Resources Board (CARB) and funded by the state’s Cap-and-Trade program. CORE provides point-of-sale vouchers that help reduce the upfront cost of zero-emission off-road equipment, including marine technologies. The program is designed to accelerate the adoption of cleaner equipment and support California’s climate and air quality goals.

To learn more, visit: www.californiacore.org

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements.” These statements include, but are not limited to, expectations regarding the benefits of the new patent, its impact on future product development and original equipment manufacturer integrations, and Vision Marine’s competitive position. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Factors that could affect results are discussed in the Company’s filings with the Securities and Exchange Commission. Vision Marine undertakes no obligation to update any forward-looking statements except as required by law.. Actual results may differ materially from those expressed or implied. For a detailed discussion of these risks, refer to Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2024, and other periodic filings with the SEC. Vision Marine does not undertake any obligation to update or revise forward-looking statements other than as required by law.

Investor and Company Contact:

Bruce Nurse
(303) 919-2913
bn@v-mti.com

Website: visionmarinetechnologies.com
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